 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Scholey, CBE, Sir David G. (Last) (First) (Middle) UBS Warburg 1 Finsbury Avenue (Street) London EC2M 2PP, (City) (State) (Zip) ENGLAND	2. Issuer Name and Ticker or Trading Symbol The Chubb Corporation CB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON				900.00	D
COMMON				100.00	I (1)	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Scholey, CBE, Sir David G. - October 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
MARKET VALUE UNITS (2)	$0.00	01/08/2002	A |	(A) 18.18		COMMON - 18.18	$66.80		D
MARKET VALUE UNITS (2)	$0.00	04/09/2002	A |	(A) 16.36		COMMON - 16.36	$76.80		D
MARKET VALUE UNITS (2)	$0.00	07/09/2002	A |	(A) 18.84		COMMON - 18.84	$66.99		D
MARKET VALUE UNITS (2)	$0.00	10/08/2002	A |	(A) 23.25		COMMON - 23.25	$54.59	3,649.01	D
STOCK OPTION (3)	$0.00					COMMON - 44,000.00		44,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Nancy J. Obremski, POA ________________________________ 10-09-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Scholey, CBE, Sir David G. - October 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Chubb Corporation CB

Form 4 - October 2002

Sir David G. Scholey, CBE
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP,
Explanation of responses:

(2)   Market Value Units in The Chubb Corporation Directors Deferred Compensation Plan. Units are payable in common stock only and the value of such units are based on the market value of the Coporation's common stock.

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